UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 12, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) ORIGINALLY FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED BY POST-EFFECTIVE AMENDMENTS NOS. 1, 2 AND 3 THERETO

Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement, dated October 2, 2017, between Seaspan Corporation, RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated

4.1	Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon

4.2	First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon

5.1	Opinion of Perkins Coie LLP, United States counsel to Seaspan Corporation

5.2	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

12.1	Ratio of Earnings to Fixed Charges

23.1	Consent of Perkins Coie LLP (contained in Exhibit 5.1 hereto)

23.2	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.2 hereto)

25.1	Form T-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 12, 2017	By:	/s/ David Spivak
David Spivak
Chief Financial Officer